Filed by Zimmer Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse AG
(Registration No. 333-105561)

Subject Company: InCentive Capital AG
(Registration No. 333-105562)

On July 9, 2003 Zimmer Holdings, Inc. distributed to its employees the following newsletter.

Monthly Report
July 2003 Issue

Around Zimmer

Business Week fetes Zimmer

Zimmer was recognized as the top orthopaedic “Hot Growth Company” and was profiled in the June 9, 2003, issue of Business Week magazine that listed the Top 100 Hot Growth Companies. Zimmer was ranked as the 26th Hot Growth Company overall. The article says that the company’s gross margins of 75 percent have “helped boost its average return on invested capital over the past three years to 63.6 percent — the best in this year’s class.” The article highlighted favorable demographics and Zimmer success in research and development as factors that will help continue to fuel company growth. The full article is in the “Acquisition Update” file on the zimmer.com website.

Zimmer purchases TransFx system

Zimmer has purchased the TransFx™ External Fixation System product line from Immedica, Inc. Zimmer has sold the TransFx System since early 2001 under a distribution agreement with Immedica. The acquisition continues the company’s program of gross margin expansion through vertical integration. Terms of the transaction were not disclosed. The TransFx line is a comprehensive system with a broad range of sizes capable of treating any fracture where external fixation is utilized. The purchase of the product line allows Zimmer to have direct control of product design and future innovations.

“The TransFx System has been very well received by surgeons and has been an important element in our growing portfolio of trauma surgery solutions,” Ray Elliott said in making the announcement. “The innovative design provides excellent fracture reduction while contributing to efficient inventory management within the hospital.”

Zimmer submits formal offer for Centerpulse

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Joe French, distribution director (middle left), shows the Distribution tracking system to reporters and analysts from Switzerland who were recently in Warsaw.

On June 19 Zimmer Holdings, Inc. formally commenced its offers to acquire Centerpulse AG and Incentive Capital AG. Zimmer confirmed its price offering of CHF (Switzerland Francs) 120 in cash and 3.68 Zimmer shares per Centerpulse registered share. Based on Zimmer’s closing price as of June 18, 2003, the offers imply a value of approximately CHF 347 per Centerpulse share, or approximately CHF 4.1 billion (or US$3.1 billion) in the aggregate for 100 percent of Centerpulse’s outstanding shares.

As noted in the offer prospectus filed with the U.S. Securities and Exchange Commission, the Zimmer offer represented a 23.6 percent premium over the per share value for Centerpulse shares implied by the Smith & Nephew offer. The Zimmer offer has a 63.4 percent greater cash component than the Smith & Nephew offer. This is based on the closing prices for Zimmer common stock, ordinary shares of Smith & Nephew, and the exchange rates as of June 16, 2003.

The Centerpulse Board of Directors is now studying the Zimmer offer and is expected to make a recommendation to its stockholders by July 21. The Zimmer offer may be accepted from July 3, 2003 through Aug. 27, 2003; Zimmer reserves the right to extend the Offer Period as approved by the Swiss Takeover Board.

Zimmer has called a special meeting of Zimmer stockholders for July 22 in Chicago to consider issuing up to 45.4 million shares of Zimmer common stock in conjunction with the Zimmer acquisition offer. The Zimmer Board of Directors unanimously has recommended approval of issuing the additional shares.

Sources available for information about acquisition

Public communications about the Zimmer offer to acquire Centerpulse AG are available on the zimmer.com corporate website through the “Acquisition Update” link. This information is also available in the “Centerpulse Acquisition” file on the Corporate Communications Business Team site in LiveLink. It can be accessed through the link on the LiveLink home page.

2Q sales, earnings call set for July 24

The Zimmer Second Quarter 2003 sales and earnings conference call will be broadcast live over the internet on Thursday, July 24, 2003, at 8:00 a.m. Eastern Daylight Time. A news release detailing the quarterly results will be made available on Wednesday, July 23, 2003, after the close of the market. The live audio webcast of Zimmer’s conference call will be accessible through the Zimmer website at www.zimmer.com (Investor Relations section). The webcast will be archived for future replay. The conference call will be hosted by Ray Elliott and Sam Leno, Senior Vice President and CFO.

Patients will continue to drive MIS procedure growth: Dr. Rich Berger

Richard Berger, M.D., believes the opportunity to gain more satisfied patients will continue to encourage orthopaedic surgeons to explore minimally invasive procedures — especially since surgeons increasingly will be responding to patients themselves.

“This is a phenomenon that is very patient driven,” he said in speaking to a group of employees in Warsaw recently. “And really, why not? Why would you want a big incision that hurts a lot when you can have a small incision that hurts less, and, by the way, also enables you to achieve a much faster recovery.

“Patients are aware of this; practically every patient I get now wants minimally invasive surgery. For a surgeon it is an opportunity to have a more satisfied patient, which after all is the final goal. That is why you get into orthopaedics, for the gratification of being able to reduce a person’s pain and help restore them to a better quality of life.”

Key MIS proponent

Dr. Berger, assistant professor at Rush University and the Department of Orthopaedic Surgery at Rush-Presbyterian-St. Luke’s Hospital in Chicago, is one of the lead developers and proponents of the Zimmer Minimally Invasive Solutions™ (MIS™) Mini-Incision Hip and the MIS 2-Incision Hip procedures. He was in Warsaw for a series of development meetings, and took the time to speak to an invited group of employees and to make a video discussing the importance of MIS procedures. [Copies of the video are available for employee groups to view. To borrow a copy, contact Sylvia Aguirre in Warsaw. Her E-mail is sylvia.aguirre@zimmer.com.]

Having completed several hundred Zimmer MIS hip procedures, he said the techniques are proving to offer a variety of benefits for patients. These include:

•	Less pain, especially with the MIS2-Incision procedure. In a normal surgery using this technique, the surgeon does not cut any muscle or tendons, which is a major cause of pain in traditional procedures.

•	Less time in the hospital. Most of his patients now go home within 23 hours of their surgery, compared to the three or four days that was typical just a few years ago with traditional procedures.

•	Less rehabilitation.

•	And, in a factor that has proven substantial for all patients, a smaller scar that looks a lot better than with a traditional procedure.

He said many of these benefits are proving even greater than expected.

“When we first started, our objective was to have something that enabled procedures and patients to get a little bit better a little bit quicker,” he said. “What we discovered was that, with MIS, procedures and patients were getting a lot better a lot quicker.”

Revolutionary step

He said the MIS Mini-Incision hip procedure, which uses a 4 to 5-inch incision (or about half the length of a traditional procedure’s incision) as an evolutionary step to what was being done. He called the MIS2-Incision Hip procedure, with its two 1.5 to 2-inch incisions, a truly revolutionary procedure. He believes it is possible that as procedures and instruments continue to improve eventually most hip procedures will be done with some type of minimally invasive procedure. He expects that to take some time; he added it may very well be younger surgeons or surgeons who do fewer joint procedures a year who drive the growth of MIS procedures.

“If I am a highly experienced surgeon who has gotten used to working a certain way and I continue to have good clinical results, it may be a lot harder to get me to switch,” he said. “But if I am a young surgeon who has never seen anything else but MIS procedures, then that will be what I know.”

He said training therefore becomes critical to ensure surgeons are comfortable with the procedures. He believes the new MIS knee procedures may gain acceptance faster than hip procedures. This is because knee replacement surgery tends to be more instrument-driven compared to hip procedures, so shifting to the new MIS knee instruments will not be as big a leap for surgeons as with hip procedures. He said it is also easier to ease into MIS knee surgery, since it is much easier if necessary to shift during surgery from an MIS knee procedure to a traditional procedure compared to hip surgery.

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Dr. Rich Berger discusses his thoughts on MIS procedures with Warsaw employees.

Rewarding experience

Dr. Berger said the experience of developing the MIS2-Incision Hip procedure has been a personally rewarding one for him.

“It certainly hasn’t been easy,” he said, particularly noting that the first MIS2-Incision Hip surgery he did in February 2001 took 4.5 hours to complete (he has cut that surgery time by around two-thirds now). “But every time I have struggled in the OR and wondered why I am doing this, I see that patient doing so well after surgery and I realize that is what it is all about.”

He added Zimmer employees should feel they are actively involved in this revolutionary trend in orthopaedics.

“The only reason I am able to do what I do is because the people at Zimmer do what they do,” he said. “I may be the point person, but it would be pretty lonely out there without the people here making the implants, supporting the training, doing the product management work. I think people here should be really proud of what they do.”

Employee 401(k), stock benefits are enhanced

Expanded investment options in the Zimmer Holdings, Inc. Savings and Investment Program and selection of The Bank of New York as the new service provider for the Zimmer employee stock plans are among the announcements that have made the past month an especially busy one for North American employee benefits communications.

Recent benefits activities have included:

•	The announcement of eight new fund options now available in the Zimmer Holdings, Inc. Savings and Investment Program. All eligible employees should have received a pamphlet explaining the new investment options. Information meetings with Fidelity representatives were conducted in Statesville, Warsaw and Dover to further explain investment strategies and the new funds. Much of the information discussed in the meetings is also available at Fidelity’s 401k.com website.

•	All 401(k) program participants in the United States and Puerto Rico have until Aug. 6, 2003, to completely exit from the Bristol-Myers Squibb Stock Fund. A reminder and explanation of the process was recently mailed to employees (please note the section that explains Fidelity will begin selling BMS shares in the fund prior to Aug. 6). Until Aug. 6, 2003, employees can chose to transfer their assets still in the Bristol stock fund to any other fund selection. If you don’t do so by 4 p.m. EST on Aug. 6, any money remaining in the Bristol common stock fund will automatically be transferred to the Fidelity Retirement Money Market Portfolio.

•	The announcement that The Bank of New York has been selected to replace Mellon Investor Services as service provider for employee stock activities. This includes transactions in the Zimmer Employee Stock Purchase Plan. Information about how this change may impact other employee stock plans will be communicated in the near future.

•	The Employee Stock Purchase Plan reached a milestone with the completion of its first Offering Period on June 30. The current Offering Period runs from July 1 to Dec. 31 this year. All employees should have received a series of communications about the program, including information about the potential tax issues and the process for selling shares obtained through the Plan.

Detailed communications about all of these activities have been distributed in the past month. Most of these communications are also available in Adobe Acrobat format in the Benefit Communications Center file in the Human Resources Business Team site on LiveLink. Employees are encouraged to make every effort to remain informed about benefits updates.

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PICTURED (Top) Larry Mader from Fidelity Investment Services discusses investment strategies with Warsaw employees; (below) Employees evaluate their personal investment profile.

Business overview highlights stockholder meeting

CHICAGO — Action on five proposals and an overview of recent Zimmer business activities highlighted events at the Zimmer Holdings, Inc. Annual Meeting of Stockholders here May 13. It was the second such meeting conducted by Zimmer since it became an independent, publicly traded company.

Among the proposals voted on by stockholders included the election of Augustus A. White III, M.D., Ph.D., to a three-year term on the Board of Directors (he is a current Board member). Stockholders approved the Zimmer Holdings, Inc. 2001 Stock Incentive Plan; the Zimmer Holdings, Inc. Executive Performance Incentive Plan; a proposed amendment to the Zimmer Holdings, Inc. Teamshare Stock Option Plan that increased the total number of shares available for issuance under the plan; and a stockholder proposal relating to poison pills. Stockholders did not approve a proposal to expense stock options. Voting on proposals by eligible stockholders could be completed by proxy prior to the meeting or in person at the meeting.

Ray Elliott, Zimmer Holdings, Inc. Chairman, President, and Chief Executive Officer, presided over the business portion of the meeting and then provided attending stockholders a review of Zimmer business activities. This included updates on Zimmer strategies to address the needs of a “new” orthopaedic patient, with a special focus on Zimmer Minimally Invasive Solutions (MIS) Procedures and Technologies. Ray’s presentation included an updated video tour of the Zimmer Institute facility in Warsaw. Following his presentation, Ray responded to a number of questions from attending stockholders.

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Ray Elliott talks with stockholders following the annual meeting in Chicago.

Logistics personnel cover world of issues in global meeting

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PICTURED (Top) Ray Elliott gives the group an overview of Zimmer business activities; (Below) Johanne Touchette, global brand director, gives an overview of knee product activities. It was the first such global meeting of Zimmer logistics and planning personnel in four years.

Expiration dating requirements on sterile metal implants, determining a strategic direction for local language labeling, improving forecast accuracy, accomplishing the global swap out of striped poly, and managing the release of new and increasingly complex product systems around the world — these were among the world of issues that made for a busy agenda at the recent Zimmer global planning and logistics meeting in Warsaw.

The five-day meeting involved more than 30 personnel from throughout Zimmer Asia, Europe, Canada, Japan, and U.S. locations. It was the first such meeting in four years.

“The business is evolving so quickly there were a number of timely issues we needed to review and discuss,” said Sharon Smith, global logistics director. “This was a great opportunity to share information, concerns, opportunities and best practices from the different regions, and at the same time get to know colleagues better, in-person from around the world. That is a significant benefit, especially now when we all have to work so closely together to address issues that truly are global in scope.”

Ray Elliott addressed the group to provide a general overview of Zimmer business. There were also presentations on new products from hips, knees, trauma and Orthopaedic Surgical Products.

However, the heart of the business meeting was the extensive discussions and feedback sessions on specific planning and logistics issues. For example, forecast accuracy is increasingly critical in keeping global inventory costs down while still meeting diverse customer needs.

Sharon said a number of ideas came out of the topic discussions that may contribute to improved accuracy levels. In another example, the striped poly rollout is nearly complete in the United States but is just beginning globally, so U.S. representatives were able to share their experiences with their regional counterparts.

“The feedback we got from the participants was very positive,” Sharon said. “Everyone indicated they learned something of value that they could take back to their jobs, which was as true for the people from Warsaw as it was from the region representatives.”

VISION is published monthly by
Zimmer Corporate Communications,
P.O. Box 708, Warsaw, IN
46581-0708. No part may be
reproduced without the written
permission of Zimmer, Inc. If
you have comments or story
suggestions, please contact:

Troy Cozad, editor
(574) 372-4210

(C) 2003 Zimmer, Inc.

Safe Harbor Statement

This newsletter contains forward-looking statements based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management’s beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange fluctuations. In particular, forward-looking statements as to Zimmer’s financial and business performance following the proposed acquisitions should be qualified by the absence of the opportunity for Zimmer to perform comprehensive due diligence on Centerpulse or InCentive Capital, a significant shareholder of Centerpulse. These forward looking statements might have been significantly different had such due diligence review been undertaken. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the exchange offers for shares of Centerpulse and InCentive Capital AG. Investor and security holders should note that the exchange offers described in this press release have not been agreed to by Centerpulse or Incentive Capital AG and are subject to certain conditions. In connection with the exchange offers, Zimmer has filed registration statements on Form S-4 (each containing a prospectus/offer to purchase) and a proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission and submitted Swiss offer prospectuses to the Swiss Takeover Board. Investors and security holders of Centerpulse, InCentive Capital AG and Zimmer are advised to read these disclosure materials (including other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and CFO, 574-372-4790.

About Zimmer Holdings, Inc.

Zimmer, based in Warsaw, Indiana, is a worldwide leader in the design, development, manufacture and marketing of reconstructive orthopaedic implants and trauma products. Orthopaedic reconstruction implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Trauma products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body’s natural healing process. Zimmer manufactures and markets other products related to orthopaedic surgery. For the year 2002, the Company recorded worldwide revenues of $1.37 billion. Zimmer was founded in 1927 and has more than 3,600 employees worldwide.

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Additional contacts:

Switzerland:	Hirzel. Neef. Schmid. Konsulenten Aloys Hirzel/+41 43 344 42 49/a-hirzel@konsulenten.ch Andreas Thommen/+41 43 344 42 49/ a-thommen@konsulenten.ch

U.K.:	M Communications Hugh Morrison/+44 207 153 1534/morrison@mcomgroup.com Nick Miles/+44 207 153 1535/miles@mcomgroup.com